SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ROBOMATIX TECHNOLOGIES LTD. ANNOUNCES THAT ITS BOARD OF DIRECTORS HAS RESOLVED TO VOLUNTARILY TERMINATE THE REGISTRATION OF THE COMPANY'S ORDINARY SHARES UNDER THE SECURITIES EXCHANGE ACT OF 1934

TEL AVIV, Israel, September 6, 2005 – Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), today announced that its board of directors has resolved to voluntarily terminate the registration of the Company’s ordinary shares under the Securities Exchange Act of 1934 and to delist from the OTC Bulletin Board. In order to terminate the registration of its ordinary shares, the Company will file a Form 15 with the SEC thereby suspending its obligations for filing annual and other reports with the SEC. The delisting from the OTC Bulletin Board will occur simultaneously.

In its decision, the Company’s board resolved to authorize Robomatix’s management to determine the exact timing for filing the Form 15 and to take all measures and acts required for the implementation of the deregistration and delisting process. Subject to SEC review, the Company anticipates completing the process within 90-days.

The Company’s plan to deregister and delist its ordinary shares was made after careful consideration by its board of directors of the advantages and disadvantages of continuing its share registration in the United States and the rising costs and demands on management time arising from applicable SEC compliance requirements. The Company’s board determined that continuing the Company’s listing on the OTC Bulletin Board could not be justified, in light of the low trading volume of the Company’s shares on the OTC Bulletin Board, the high costs and the continuous increase in the duties imposed on the Company and its officers as a result of recent legislation in the United States.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

Date: September 6, 2005